EXHIBIT 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 13th day of July, 2015, by and among Ervington Investments Limited, Greenleas International Holdings Ltd, Harmony Trust Settlement, and Maia Damianou (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 1 to Schedule 13D with respect to the common stock, par value $0.001 per share, of Propell Technologies Group, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Ervington Investments Limited

By:	/s/ Maria Damianou
	Name:	Maria Damianou
	Title:	Director

Greenleas International Holdings Ltd.

By:	/s/ Chrystalla Komodromou Stylla
	Name:	Chrystalla Komodromou Stylla
	Title:	on behalf of Thackeray Investments Limited, Director

Harmony Trust Settlement

By:	/s/ Dimitris Ioannidis
	Name:	Dimitris Ioannidis
	Title:	Director of A. Corp - Trustee Limited, Trustee

/s/ Maria Damianou
Maria Damianou